Stark Naked Bobbers

February 26, 2014

Ms. Susan Block

Attorney-Advisor

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:

Stark Naked Bobbers

Registration Statement on Form S-1

Filed January 31, 2014

File No. 333-192468

Dear Ms. Block:

Stark Naked Bobbers’ submits this letter to you in response to your letter of February 14, 2014, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.

We note your response to our prior comment 1.  Please confirm to us that you will provide us with copies of any such written communication presented prior to effectiveness.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that if any such information noted in prior comment 1 does become available we will provide copies of any such written communications to the Staff prior to effectiveness.

COMMENT:

General Information about the Company, page 3

2.

We note your response to our prior comment 6.  Please revise the reference to your going concern opinion to state that your independent auditors have expressed substantial doubt about your ability to continue as a going concern.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the amended filing to state the following:   “Our independent auditors have expressed substantial doubt about our ability to continue as a going concern and we have been issued a “going concern” opinion.”

COMMENT:

3.

We note your revised disclosure on page 3 in response to prior comment 7 that refers to your total stockholder’s equity at July 31, 2013.  Please revise to disclose the total stockholder’s equity as of the latest balance sheet date presented in the filing, which is October 31, 2013.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have corrected the typographical error to correct the date of October 31, 2013.

COMMENT:

4.

We note your response to our prior comment 11.  Please revise to state the amount of cash on hand as of the most recent practicable date.  We note that you only state this figure as of December 31, 2013.  In addition please revise to specifically state how long your cash on hand will last at the current burn rate.  In light of your small cash amount of cash on hand and your burn rate please explain how it is possible that your cash on hand is “sufficient to meet the obligations of the Company until (you) can initiate this raise.”  Finally please revise to explain here what you mean by “this raise.”

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the amended filing to state the amount of cash on hand as of the most practicable date.  In addition, we have added a discussion to specifically state how long our cash on hand will last at the current burn rate and how we will meet our obligations until we can initiate the offering.  Finally, we have deleted the wording “this raise” and revised to state “this offering.”

COMMENT:

5.

We note that the twelve month sum of your $2,385 monthly burn rate disclosed on page 4 totals 28.620, which exceeds the estimated net proceeds you expect from the offering of $23,360 disclosed on page 14.  Please clarify if the difference represents the $5,000 in obligations referred to on page 4 or if these obligations are in addition to the monthly burn rate amount.  Conform the disclosure in the applicable risk factor on page 12 in which the $5,000 in obligations is discussed.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have clarified the discussion and added the following sentence: “This $5,000 in offering related expenses has been reflected into the regular monthly burn rate but is in addition to the estimated $8,000 per year estimated to be the costs of being public listed in the “Use of Proceeds” section.”  In addition, we have addressed the risk factor to conform.

COMMENT:

6.

You state that the $5,000 in obligations is in part to keep you in compliance with regulatory agencies.  Please clarify whether the portion of the $5,000 for this purpose is included in or in addition to the $8,000 per year for the costs of being public referred to on page 4.  Conform the disclosure in this regard in the applicable risk factor on page 12 in which the $5,000 in obligations is discussed.

RESPONSE:

We acknowledge the Staff’s comment and we believe we have addressed this comment in our response to comment 5.

COMMENT:

7.

On page 4 you refer to “majority shareholder,” and elsewhere you refer to “Principal Shareholder,” and “principal shareholders.”  It appears from disclosure in your filing that Mrs. Teresa Stark is presently your sole shareholder, and will be the principal shareholder after consummation of the offering.  Please revise to clarify, as appropriate, your disclosure in each instance where such disclosure is located.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the amended filing to clarify that Mrs. Stark is currently our sole shareholder and after consummation of the offering she will be the company’s principal shareholder.

COMMENT:

Summary Financial Information, page 8

8.

The amounts within the section described as “Audited Balance Sheet Data” on page 8 relate to amounts in regard to your “Statement of Operations.”  Please revise accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the typographical error to state the data presented is from our “Audited Statement of Operations.”

COMMENT:

Risk Factors, page 8

9.

We note your response to our prior comment 23.  Please revise to provide a risk factor addressing the fact that you do not carry product liability insurance and could be subject to liability claims.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have provided a risk factor that we do not carry product liability insurance and we could be subject to liability claims.  We have provided a copy of the risk factor as it appears in the amended filing below.

THE COMPANY DOES NOT CARRY ANY PRODUCT LIABILITY INSURANCE WHICH COULD SUBJECT THE COMPANY TO LIABILITY CLAIMS.

Our Bobber kits are intended for use on stock or non-customized motorcycles.  Customers remove factory parts and replace them with our kits by following the instructions and these kits do not impact the motorcycle owner’s manufacturer’s warranty.  Our kits then modify a stock factory motorcycle into a nostalgic looking custom bike.  The Company does not carry any product liability insurance which could subject the company to liability claims.  The kits we sell are installed by the purchaser themselves and in the event any of our kits are defective upon installation we plan to replace the kit at our expense.

COMMENT:

Mrs. Stark is involved in Other Business Activities, page 9

10.

Please consider deleting the sentence “Mrs. Stark’s knowledge of the industry, and her experience in the marketplace, we believe is an invaluable asset for leading Stark Naked Bobbers.”  Disclosure that mitigates the risk presented is not responsive to Item 503c of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the sentence noted as it is not responsive to Item 503c of Regulation S-K.

COMMENT:

Plan of Distribution, page 15

Deposit of Offering Proceeds, page 17

11.

Please disclose that without a binding agreement to do so, there is no assurance that Mrs. Stark will pay the escrow fee.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our amended filing to disclose that without a binding agreement there is no assurance that Mrs. Stark will pay the escrow fee.  We have provided a copy of the disclosure as it now appears in the amended filing below.

“Mrs. Stark, because she is the sole officer and director, and although she has orally agreed to pay the escrow fee, as the sole officer and director such agreement is not binding.  Therefore, it is within her sole discretion to pay the fee and there is no binding agreement that Mrs. Stark will pay the escrow fee.”

COMMENT:

Business Overview, page 19

12.

We note your revised disclosure in response to prior comment 22 in regard to the effect of your kits on the manufacturer’s warranty.  Please state whether it is your belief or affirmation by the manufacturers of motorcycles that your kits do not impact the motorcycle manufacturer’s warranty.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the amended filing to state that “…it is management’s belief that these kits do not impact the motorcycle owner’s manufacturer’s warranty.”

COMMENT:

13.

We note that you have not generated any revenue to date.  Please revise statements suggesting you are currently generating revenue such the statements on pages 3 and 19 that your products “are” custom made or “are” produced.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised statements suggesting we are currently generating revenue to state that our products “will be” custom made or produced instead of stating that they “are” custom made or produced.

COMMENT:

Competitor Analysis and Growth Strategy of the Company, page 21

14.

We note your response to our prior comment 8.  Aside from the disclosure in this section, it appears from your response to us that you understand that there are other vendors offering custom bobber kits over the internet.  In light of this please remove the statement here that you “are aware of one other company that only sells bobber parts on the internet.”  In the alternative please provide us an objective basis for this statement.  We continue to note that the internet searches reveal multiple vendors selling bobber kits online.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the statement that “We are aware of one other company that only sells bobber parts on the internet.”

COMMENT:

Statement of Operations (F-3), page 27

15.

We note your disclosure elsewhere that you do not pay Mrs. Stark a salary and have no plans to do so.  Pursuant to SAB Topic 1,B, the financial statements for all periods presented should reflect all costs of doing business.  Please advise if the financial statements fully reflect the fair value of the services provided by Mrs. Stark as an officer of the company for the amount of time she devotes to the company, and tell us the amount of the services recorded and where such amount is reported in your financial statements.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have considered Mrs. Stark’s compensation for the period presented.  In further explanation, we submit the following information:

The Company’s financial statements are for the period from inception (incorporated on September 25, 2013) through October 31, 2013.  During the 36 day period there was limited activity, primarily incorporation and filings.  Compensation was considered in the issuance of 1,650,000 common shares, representing approximately 19.8% of the company’s outstanding stock, at the time of issuance.  The shares were valued at $1,650, which represents the fair value of the services rendered through October 31, 2013.

At the current time we have not determined a salary structure or entered into an employment agreement with Mrs. Stark.  We are in process of determining a fair salary, commensurate with her experience and the duties that will be required.  We anticipate we will have a conclusion to this issue which will be reflected in our quarterly reporting.  To that point, there has been no commitment as to whether any anticipated salary for services are to be: unpaid and contributed (donated) to capital; paid in common stock, or; unpaid and accrued for future payment at a time when operating cash flows can be sustained by the company’s operations.

COMMENT:

Management’s Discussion and Analysis, page 34

Proposed Milestones to Implement Business Operations, page 35

16.

It appears the amount available from the offering proceeds to sustain operations should be the expected net amount of $23,600 disclosed elsewhere instead of the gross amount of $30,000.  Please revise accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the discussion to state the following: “The net offering proceeds raised of $23,600 is budgeted to sustain operations for a twelve-month period.”

COMMENT:

Liquidity, page 37

17.

Please revise to state the amount of cash on hand at the latest practicable date, consistent with your disclosure elsewhere in the filing in this regard.  Also, conform the disclosure here to be consistent with any revised disclosure on page 4 in response to comments above, as appropriate.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have stated the amount of cash on hand as of the latest practicable date.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Teresa Stark

Teresa Stark